Tatonka Oil and Gas, Inc.
1515 Arapahoe Street, Tower 1, 10th floor
Denver, Colorado 80202

December 11, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:       Donald F. Delaney, Staff Accountant
Division of Corporation Finance

Re:          Tatonka Oil and Gas, Inc.
Item 4.01 Form 8-K
Current Report filed December 4, 2006
File No. 000-50190

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 5, 2006 relating to the Item 4.01 disclosure in the Current Report on Form 8-K of Tatonka Oil and Gas, Inc. The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 1 to our Form 8-K.

Form 8-K Filed December 4, 2006

1.	Please correct your telephone number on the cover page to correctly reflect your current phone number of (303) 476-4100.

Response

We have changed our phone number on the cover page to correctly reflect our current phone number of (303) 476-4100.

2.
We note in the second paragraph under Item 4.01, you make refernece to the report of “Hall and Company” on your fiscal 2005 financial statements, which appears to be inconsistent with your prior accountant. Please amend your filing to clarify this disclosure.

Securities and Exchange Commission
December 11, 2006

Response

We have amended our disclosure to indicate that Madsen & Associates, CPA’s Inc. were our auditors who issued the report on our fiscal 2005 financial statements.

3.
We see that your prior accountant’s letter has been included as Exhibit 16 to your filing. In their letter, your prior accountant has made references to portions of your filing to which they are in agreement, and to those to which they have no basis to agree or disagree. However, the references made by your prior accountant do not appear to correspond to any similar referencing within your filing. Please amend your filing, and obtain an updated letter from your prior accountant to be included in your amended filing, to eliminate this inconsistency.

Response

We have obtained a revised letter from our prior accountant, which we have filed as Exhibit 16 to this amended filing.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

By:	/s/ Brian Hughes
Brian Hughes
Chief Executive Officer